December 8, 2009
VIA EDGAR AND USPS
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4720
100 F. Street, N.E.
Washington, D.C. 20549-6010
Re:	Virtual Radiologic Corporation Supplemental Response Number 2 to August 20, 2009 Comment Letter File No. 001-33815:
Form 10-K for the Fiscal Year Ended December 31, 2008 Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
Dear Mr. Rosenberg:
This letter is being provided by Virtual Radiologic Corporation (the “Company”) in response to a phone conversation between Frank Wyman, Staff Accountant with the United States Securities and Exchange Commission (the “Staff”) and Jamison Young, Controller for the Company that took place on November 19, 2009. During the verbal discussion the Company reviewed portions of its initial response dated September 18, 2009 and verbally provided the Staff with supplemental information with regard to that response to comments contained in the Staff’s letter dated August 20, 2009 (the “initial comment letter”).
More specifically, during the verbal discussion, the Staff inquired about the Company’s responses to the Staff’s comments related to its allowance for doubtful accounts and the accounting treatment for non-controlling interests associated with the Company’s variable interest entities (the “VIEs”). Set forth below are summaries of the verbal discussion with the Staff, immediately followed by the Company’s corresponding responses to the additional inquiries raised during the verbal discussion.
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Allowance for Doubtful Accounts
During the Company’s verbal discussion with the Staff, the Staff commented with regard to comment number one in the Staff’s initial comment letter that the Company should specifically disclose the portions of the Company’s allowance for doubtful accounts that is attributable to specific reserves and that which is attributable to general reserves. After consideration of the

December 8, 2009

Staff’s comment, the Company believes the quantitative disclosure of the percentage of the total reserve that is represented by general and specific components is not material or useful information to the users of its financial statements. As supplemental information the Company has not experienced total account write offs that exceed 1.0% of revenue in any annual period presented in the current Form 10-K. Additionally, the allowance for doubtful accounts balance has not exceeded 2.6% of accounts receivable as of any annual balance sheet presented in the current Form 10-K.
The Staff further commented that the Company should consider additional qualitative characteristics of the general and specific reserves that may provide useful information to its investors with regard to future trends in the Company’s allowance for doubtful accounts. After consideration of the Staff’s comments, the Company has determined that it will provide additional disclosure in all future filings on Form 10-Q and Form 10-K to expand qualitative disclosure related to its allowance for doubtful accounts. The qualitative disclosures will include descriptions related to the Company’s current reserve methodology, macro economic conditions, discrete events and existing trends that may impact future periods to the extent these items impact its allowance for doubtful accounts. Beginning with its 2009 filing on Form 10-K, such disclosure will be included in Revenue Recognition and Accounts Receivable portions of which are marked against the Company’s filing on Form 10-Q for the three and nine months ended September 30, 2009:
“We maintain an allowance for doubtful accounts, which is comprised of a general reserve and specific reserves for potentially uncollectable amounts based on our historical bad debts. General reserves are determined based upon a percentage of outstanding aged receivables. The percentage we use to establish our general reserves is based on our historical collection experience and may fluctuate as our collections experience changes over time. Our general reserve balances have historically increased as our revenue and receivable amounts have increased and we expect that trend to continue for the foreseeable future. In determining the amount of the specific reserve, we review the accounts receivable for customers who are past due to identify specific customers with known disputes or collectability issues. We make judgments about their creditworthiness based on collections information available to us and historical payment performance. Recently, our customers have been impacted by the economic downturn. We are unable to fully predict what impact a continued economic downturn will have on our customers’ ability to pay us, or when general economic conditions will improve, which may impact the amount of specific reserves in future periods.
We also maintain a sales allowance to reserve for potential credits issued to customers. The amount of the reserve is determined based on historical credits issued.”
In addition, the Company will continuously evaluate factors affecting its allowance for doubtful accounts and plans to disclose any new quantitative or qualitative factors impacting the allowance for doubtful accounts if they become material in subsequent periods.

December 8, 2009

Non-Controlling Interest
During the Company’s verbal discussion with the Staff, the Staff inquired with regard to the Company’s prior responses to comments number four and seven in the Staff’s initial comment letter as to how the Company expects to receive all the economic risks and rewards of the VIEs and why the equity owner of the VIEs does not have an expectation of return from its investment in the VIEs. The Company informed the Staff that the management agreements that exist between the entities and the equity owner result in the Company bearing all of the economic risks or rewards of those entities, and as a result the pricing inherent in those agreements reflects the mutual agreement of the parties. Further, the Company informed the Staff that the VIEs were established solely for the purpose of facilitating compliance with corporate practice of medicine laws in various states, and that each of the VIEs are owned by the same individual who is also an officer and director of the Company. As supplemental information the Company has disclosed that the owner of the VIEs is also an officer and director of the Company. Such disclosure was included in the Business Overview section of its 2009 third quarter filing on Form 10-Q:
“Virtual Radiologic Corporation, or vRad, a Delaware corporation, provides radiologic interpretations, or reads, via teleradiology for emergency and routine care coverage to radiology practices, hospitals, clinics and diagnostic imaging centers primarily located within the United States. Virtual Radiologic Professionals, LLC, or VRP, a Delaware limited liability company, is vRad’s affiliated physician-owned medical practice that contracts with independent contractor physicians for the provision of their services to fulfill customer contracts held by vRad or the other Professional Corporations (as defined below).
Virtual Radiologic Professionals of California, P.A., Virtual Radiologic Professionals of Illinois, S.C., Virtual Radiologic Professionals of Michigan, P.C., Virtual Radiologic Professionals of Minnesota, P.A., Virtual Radiologic Professionals of New York, P.A. and Virtual Radiologic Professionals of Texas, P.A. are collectively referred to as the “Professional Corporations.” As of September 30, 2009, each of these entities was a professional corporation with one stockholder, who was also an officer and a director of vRad and the sole equity owner of VRP. The Professional Corporations hold customer contracts in certain states to facilitate compliance with corporate practice of medicine laws in such states. VRP and the Professional Corporations are collectively referred to as the “Affiliated Medical Practices.””
The Company also informed the Staff that the management agreements that exist between the entities are generally renegotiated prospectively on an annual basis, and cannot be negotiated more than once per year due to various federal and state anti-kickback laws that govern financial arrangements among healthcare providers. These negotiations are conducted in a manner consistent with the overall relationship among the Company and the VIEs. In addition, the Company informed the Staff that the management agreements between the Company and the VIEs contain provisions that prohibit an owner of the VIEs from making distributions out of the VIEs and also include the right of the Company to name successor owners of the VIEs.

December 8, 2009

As such, the Company contains a complete financial controlling interest in the VIEs and the equity owner of the VIEs has no expectation of, or any right to, any return.
Subsequently, the Staff asked for clarification on how, if as the Company states, it expects to absorb a majority of the VIEs expected losses and expected residual returns, there would be any residual income or loss in the VIEs. The Company informed the Staff that as a result of the management fees being negotiated prospectively, residual earnings or losses may develop in the VIEs. However, as the Company bears all the economic risks and rewards, the pricing in the management agreements between the Company and the VIEs are re-negotiated so the equity owner does not bear any economic risk or reward.
As supplemental information the Company has disclosed why the VIEs were created, and how the management agreements that exist between the entities result in the Company’s complete financial control of the VIEs. Such disclosures were included in the Principles of Consolidation and Basis of Presentation section of its 2009 third quarter filing on Form 10-Q:
“The Affiliated Medical Practices were created as the Company’s business expanded, for the purpose of facilitating compliance with corporate practice of medicine laws in various states. vRad management was significantly involved in the design and creation of the VIEs and, with the exception of rendering medical judgments, controls their continuing operations through rights contained in the management service agreements. The management agreements were not intended to cause a party other than vRad to bear any economic risk or reward and although the management fees contained in these agreements are generally renegotiated on an annual basis, these negotiations are conducted in a manner consistent with the intent of the overall relationship among vRad and the VIEs. As a result, the Company has determined that the Affiliated Medical Practices are VIEs and that vRad is the primary beneficiary of such VIEs. Although vRad holds no equity ownership in the VIEs, as a result of its right to restrict the distribution of net income or losses to the equity owners of the VIEs (through ongoing distribution or liquidation) the Company has determined that vRad should not allocate any of the residual net earnings or losses of these entities to the legal equity owners.”
The Staff also inquired as to the Company’s intent to fully consolidate the VIEs and discontinue the recognition of non-controlling interest in the Company’s consolidated financial statements. The Company informed the Staff that it intends to continue to fully consolidate the VIEs consistent with the presentation in its 2009 third quarter financial statements filed on Form 10-Q on October 12, 2009. The Staff acknowledged the Company’s comment that the full consolidation would result in an immaterial change to the historical financial statements, however the Staff inquired as to whether this presentation should be applied retrospectively to the historical financial statements for purposes of the Company’s 2009 Form 10-K.
After consideration of the Staff’s comments the Company has evaluated the inquiry of the Staff to update all historical periods in prospective filings. The Company has determined that due to the qualitatively and quantitatively immaterial amounts of non-controlling interest stated in the historical periods being presented in the current Form 10-K, such an update constitutes a

December 8, 2009

correction of an immaterial error that does not warrant adjustment in the historical financial statements.
In determining the qualitative materiality of an historical adjustment the Company considered the guidance in Staff Accounting Bulletin No. 99. Specifically the Company believes that a historical adjustment is not required predominately because:
•	the item is not derived from an estimate;

•	it does not mask the earnings of the consolidated group or other trends, including analyst expectations for the Company;

•	it does not change a loss to income or vice versa;

•	it does not affect any compliance with regulatory requirements, loan covenants or other contractual requirements; and,

•	it does not influence management compensation, nor does it conceal an unlawful transaction or an intent by management to manage earnings.
In determining the quantitative materiality, the following table illustrates the relevant amounts in the Consolidated Income Statements in the Company’s 2008 Form 10-K:

	2008	2007	2006
	($ in thousands)
As Reported

Net income (loss)	$8,454	$3,451	$(529)

Net income (loss) applicable to common stockholders	$8,454	$(20,272)	$(11,966)

Updated

Net income (loss)	$8,468	$3,434	$(504)

Net income (loss) applicable to common stockholders	$8,468	$(20,289)	$(11,941)

Change and % Change

Net income (loss)	$(14)	$17	$(25)
% Change	-0.2%	0.5%	4.7%

Net income (loss) applicable to common stockholders	$(14)	$17	$(25)
% Change	-0.2%	-0.1%	0.2%
As shown in the table above, updating the historical amounts to be consistent with the prospective presentation results in quantitatively immaterial changes to the historical financial statement line items.

December 8, 2009

The Company believes that correction of this immaterial error is not warranted because the correction is neither quantitatively or qualitatively material. The Company does, however, intend to record an immaterial adjusting entry to remove the remaining $25,000 of non-controlling interest on the consolidated balance sheet during the quarter ended December 31, 2009. This adjustment will effectively result in full consolidation of the Company’s VIEs and provide the appropriate financial statement presentation for the year ended December 31, 2009.
The Company will also include all applicable disclosures noted in its Response Letter dated September 18, 2009 in all future filings on Form 10-K and Form 10-Q. The Company understands that it will not be required to amend prior filings.
In connection with the Company’s response to the comments of the Commission above, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Should you have any questions regarding the foregoing or should you need further information, please contact Jamison Young, Controller, or the undersigned at (952) 595-1100.

Very truly yours,
/s/ Leonard C. Purkis
Leonard C. Purkis
Chief Financial Officer
cc:
Robert C. Kill, President and Chief Executive Officer
Michael J. Kolar, Vice President, General Counsel and Secretary
Jamison A. Young, Controller